                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO.  )*


                        Corporacion Durango, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Company)

                              Series A Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   P7448M-11-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ali L. Karshan
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. P7448M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Banco Nacional de Mexico, S.A.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico City, Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------

* This filing does not reflect any securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

                                  SCHEDULE 13D

CUSIP No. P7448M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Grupo Financiero Banamex, S.A. de C.V.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico City, Mexico
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*    This filing does not reflect any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. P7488M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp (Mexico) Holdings LLC*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*    This filing does not reflect any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. P7488M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*    This filing does not reflect any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. P7448M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Holdings Company*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*    This filing does not reflect any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. P7448M-11-7
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   See Item 5
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   See Item 5
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*    This filing does not reflect any securities beneficially owned by CAM.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of Series A Common Stock (the "Series A Shares") of Corporacion Durango, S.A. de C.V., a Mexican corporation ("Durango" or the "Company"). The address of the principal executive offices of Durango is Torre Corporative Durango, Potasio 150, Cuidad Industrial, Durango, Durango, Mexico.

ITEM 2. IDENTITY AND BACKGROUND.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup Inc. ("Citigroup"), a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding CAM. CAM, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of Durango, and such securities are not reported in this filing. Citigroup disclaims beneficial ownership of securities beneficially owned by CAM, and CAM disclaims beneficial ownership of the securities reported herein.

(a) This Schedule 13D is being filed by (i) Banco Nacional de Mexico, S.A., a bank chartered in Mexico City, Mexico (the "Bank"), (ii) Grupo Financerio Banamex, S.A. de C.V., a corporation organized in Mexico City, Mexico ("GFB"), by virtue of its ownership of all of the outstanding common stock of the Bank, (iii) Citicorp (Mexico) Holdings LLC, a limited liability company organized in Delaware ("Citicorp Mexico"), by virtue of its ownership of all of the outstanding common stock of GFB, (iv) Citicorp, a corporation organized in Delaware ("Citicorp"), by virtue of its ownership of all of the membership interests of Citicorp Mexico, (v) Citigroup Holdings Company, a corporation organized in Delaware ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp and (vi) Citigroup, a corporation organized in Delaware by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

Attached as Exhibit 99.1 is information concerning each executive officer and director of each of the Bank and Citigroup. Exhibit 99.1 is herein incorporated by reference.

(b) The address of the principal office of the Bank is Act. Roberto Medellin #800, Col. Santa Fe C.P.01210, Mexico City, Mexico. The address of the principal office of GFB is Paseo De La Reforma 398, Mexico City, Mexico 6600. The address of the principal office of each of Citicorp Mexico, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19801.

(c) The Bank is a commercial banking institution. GFB is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp Mexico is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, N.A ("Citibank"), a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4
promulgated thereunder.   Respondents were censured pursuant to Section
15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC entered an administrative cease-and-desist order finding that Smith Barney Fund Management LLC ("SBFM"), a subsidiary of Citigroup, and CGMI willfully violated Sections 206(1) and 206(2) of the Investment Advisers Act of 1940 ("Advisers Act") in connection with securing approval by the Boards of the Smith Barney family of mutual funds (the "Funds") of the appointment of a new, affiliated transfer agent. Specifically, the SEC Order found that SBFM and CGMI failed to disclose to the Boards a revenue guarantee associated with the new agreement or an offer made by the then-existing transfer agent to continue to perform its work at a discount. The SEC Order further found that SBFM and CGMI made other omissions and misrepresentations to the Boards in connection with the creation, operation, and compensation of the new arrangement. Based on these findings, the Order censured SBFM and CGMI, required that CGMI and SBFM cease and desist from committing or causing violations of Sections 206(1)& 206(2) of the Advisers Act, required that SBFM and CGMI disgorge, on a joint and several basis, $109 million plus prejudgment interest of $19.1 million, and required that SBFM pay an $80 million civil money penalty.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

On August 6, 2001, Citicorp, an indirect wholly owned subsidiary of Citigroup, completed its acquisition of 99.86% of the issued and outstanding ordinary shares of Grupo Financiero Banamex Accival, S.A. de C.V. (the "Acquisition"). On September 10, 2001, Grupo Financiero Banamex Accival, S.A. de C.V. completed the legal process to change its name to Grupo Financiero Banamex, S.A. de C.V. ("GFB"). On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding shares of GFB following a share redemption by GFB. The Bank is a subsidiary of GFB, and, as a result of the Acquisition, Citigroup indirectly assumed control of 19,325,435 Series A Shares pledged to the Bank by Durango and Administradora Corporative y Mercantil, S.A. de C.V. ("ACM") at the time of the Acquisition. ACM is wholly owned by Messrs. Miguel Rincon, Jose Antonio Rincon, Jesus Rincon, Wilfrido Rincon, Ignacio Rincon and Martin Rincon (the "Rincon Family"). The Rincon Family are controlling shareholders of Durango.

Under the loan agreement (the "Original Loan Agreement") dated March 30,
2000, a copy of which is attached as Exhibit 99.4, the Bank provided a secured term loan facility of $110,000,000 (the "Facility") to ACM. In connection with the Original Loan Agreement, (1) the Bank, (2) Durango,
(3) ACM and (4) Acciones y Valores Banamex, S.A.de C.V., Casade Bolsa, Integrante del Grupo Financiero Banamex, a wholly owned subsidiary of Citigroup (the "Administrator") entered into a securities pledge agreement
(the "ACM Pledge Agreement") dated March 15, 2000, a copy of which is attached as Exhibit 99.5. Under the ACM Pledge Agreement, ACM pledged 15,068,000
Series A Shares owned by ACM and Durango pledged 4,257,435 Series A Shares owned by Durango to the Bank as security for the obligations of ACM under the Original Loan Agreement. The Administrator held the custody and administration of the Series A Shares pledged by ACM and Durango to the Bank. As ACM was in default under the Original Loan Agreement, the Bank had the right to accelerate the full amount of the outstanding principal under the Original Loan Agreement and to seek to enforce its pledge over the Series A Shares held by ACM and Durango under the ACM Pledge Agreement.

Durango's plan of reorganization (the "Plan of Reorganization") was filed on January 11, 2005 in the Company's commercial reorganization proceeding under Mexico's Business Reorganization Act before the District Court for Civil Matters for the District of Durango. Upon consummation of the Plan of Reorganization on February 23, 2005, ACM and the Bank restructured the Original Loan Agreement (the "Restructured Loan Agreement"), a copy of which is attached as Exhibit 99.6. Pursuant to the Restructured Loan Agreement, ACM is no longer in default, and the Bank no longer has the immediate right to accelerate the principal amount under the Original Loan Agreement nor the right seek to enforce its pledge over the Series A Shares held by ACM and Durango under the ACM Pledge Agreement.

In connection with the Restructured Loan Agreement, (1) ACM, (2) Banco Invex, S.A. de C.V. Institucion de Banca Multiple, Invex Grupo Financiero (the "Trustee"), (3) the Bank, (4) the Administrator and (5) Interacciones Casa de Bolsa, S.A. de C.V. Interacciones Financial Group (the "Liquidator") entered into a securities pledge agreement (the "Securities Pledge Agreement") dated February 24, 2005, a copy of which is filed as Exhibit 99.7, in which ACM granted a pledge of 15,068,000 Series A Shares (the "ACM Shares"), or 16.4% of the outstanding Series A Shares, to the Bank as security for the obligations of ACM under the Restructured Loan Agreement. Additionally, the Rincon Family and the Trustee entered into a special purpose trust agreement (the "Trust Agreement") dated February 24, 2005, a copy of which is attached as Exhibit 99.8, in which the Rincon Family transferred 15,911,511 Series A Shares (the "Trustee Shares"), or 14.4% of the outstanding Series A Shares, to the Trustee, and the Trustee granted a pledge of the Trustee Shares to the Bank as security for the obligations of ACM under the Restructured Loan Agreement. The Restructured Loan Agreement and the Securities Pledge Agreement are hereby incorporated by reference.

Under the Securities Pledge Agreement, at any time, the Bank may instruct the Administrator to sell all or part of the ACM Shares and the Trustee Shares (the "Pledged Shares") if such sale is made at a price equal to the higher of the quotation price of the Pledged Shares on the Mexican Stock Exchange and the equivalent in Pesos of $1.50 per Pledged Share. Additionally, at any time, ACM or the Trustee may instruct the Administrator to sell all or part of the Pledged Shares if (i) such sale is made at a price equal to the higher of the quotation price of the Pledged Shares on the Mexican Stock Exchange and the equivalent in Pesos of $1.50 per Pledged Share and (ii) the total product of the respective sale is equal to or higher than the equivalent in Pesos of $5,000,000. The total product of any sale will be given to the Bank by the Administrator to be applied towards the payments of the obligations of ACM under the Restructured Loan Agreement.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit
99.1 to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the issuer if a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) The Bank may be deemed to beneficially own, within the meaning of Rule
13d-3 under the Securities Exchange Act of 1934, as amended, 30,979,511 Series A Shares, or 33.7% of all Series A Shares outstanding. This amount includes (i) 15,068,000 Series A Shares, or 16.4% of all Series A Shares outstanding, of which ACM is the record owner but which the Bank may be deemed to beneficially own as a result of the Securities Pledge Agreement and (ii) 15,911,511 Series A Shares, or 17.3% of all Series A Shares outstanding, of which the Trustee is the record owner but which the Bank may be deemed to beneficially own as a result of the Securities Pledge Agreement.

GFB owns all of the outstanding common stock of the Bank, and, as a result, indirectly beneficially owns 30,979,511 Series A Shares directly beneficially owned by the Bank, which represent 33.7% of all Series A Shares outstanding.

Citicorp Mexico owns all of the outstanding common stock of GFB, and, as a result, indirectly beneficially owns 30,979,511 Series A Shares that are beneficially owned by GFB, which represent 33.7% of all Series A Shares outstanding.

Citicorp owns all of the membership interests of Citicorp Mexico, and, as a result, indirectly beneficially owns 30,979,511 Series A Shares that are beneficially owned by Citicorp Mexico, which represent 33.7% of all Series A Shares outstanding.

Citigroup Holdings owns all of the outstanding common stock of Citicorp, and, as a result, indirectly beneficially owns 30,979,511 Series A Shares that are beneficially owned by Citicorp, which represent 33.7% of all Series A Shares outstanding.

Citigroup owns all of the outstanding common stock of Citigroup Holdings Company, and, as a result, indirectly beneficially owns 30,979,511 Series A Shares that are beneficially owned by Citigroup Holdings, which represent 33.7% of all Series A Shares outstanding. Citigroup also indirectly beneficially owns 5,728 Series A Shares that are beneficially owned by certain other subsidiaries of Citigroup. Each of the Bank, GFB, Citicorp Mexico, Citicorp, Citigroup Holdings Company and Citigroup disclaims beneficial ownership of the Series A Shares beneficially owned by other Citigroup subsidiaries.

The table below summarizes the Reporting Persons' beneficial ownership positions at the time of the Acquistion, ownership positions in connection with entering into the Securities Pledge Agreement and current ownership positions. The heading "Citigroup" refers to Series A Shares beneficially owned by Citigroup Inc.; the heading "Citigroup Subsidiaries" refers to Series A Shares beneficially owned by each of the Bank, GFB, Citicorp Mexico, Citicorp and Citigroup Holdings.


DATE                               CITIGROUP          CITIGROUP SUBSIDIARIES
                         SERIES A SHARES     %       SERIES A SHARES       %
                         ---------------     -       ---------------       -
August 6, 2001              19,326,325     35.9%       19,325,435        35.9%
February 24, 2005           30,985,239     33.7%       30,979,511        33.7%
July 15, 2005               30,985,239     33.7%       30,979,511        33.7%


The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the number of Series A Shares at such time as indicated below:


                        SERIES A
                        SHARES
DATE                    OUTSTANDING          SOURCE
December 30, 2000       53,832,867           Form 20-F filed by Durango on June 27, 2001
January 31, 2005        91,835,193           Amended Form T-3 filed by Durango on February 2, 2005


(b) By virtue of entering into the Restructured Loan Agreement on February 23, 2005, the Bank may be deemed to have sole dispositive power with respect to the Pledged Shares. The Bank disclaims beneficial ownership of the Pledged Shares.

Citigroup may be deemed to have shared voting power with third party customers of certain other subsidiaries of Citigroup with respect to the 5,728 Series A Shares that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup for the benefit of third party customers. Citigroup disclaims beneficial ownership of the Series A Shares that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup for the benefit of third party customers.

Each of the Reporting Persons may be deemed to have shared voting and/or dispositive power over the Series A Shares that may be deemed to be beneficially owned by the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Series A Shares that may be deemed to be beneficially owned by the other Reporting Persons.

(c) Other than as otherwise described in Item 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in
Exhibit 99.1, has effected a transaction in Series A Shares during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

The descriptions of the Original Loan Agreement, the Restructured Loan Agreement, the ACM Pledge Agreement, the Securities Pledge Agreement, and the Trust Agreement (collectively, the "Financing Agreements") contained in Item 4 are herein incorporated by reference. Such descriptions are summaries of certain provisions of the Financing Agreements that are attached as exhibits, and such summaries are qualified by, and subject to, the full text of such agreements which is incorporated by reference herein.

Attached as Exhibit 99.3 is the Securities Trading Agreement dated March 27, 2000 that the Administrator executed with ACM, with respect to the Administrator's role as investment manager on behalf of ACM.

Attached as Exhibit 99.9 is the Securities Trading Agreement dated February 22, 2005 that the Administrator has executed with the Trustee, with respect to the Administrator's role as investment manager on behalf of the Trustee.

Other than these agreements, and except as described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit      Description
-------      -----------

99.1         Officers and Directors of the Bank and Citigroup.

99.2         Joint Filing Agreement among the Bank, GFB, Citicorp Mexico,
             Citicorp, Citigroup Holdings and Citigroup.

99.3         Securities Trading Agreement, dated March 27, 2000, that the
             Administrator executed with ACM.

99.4 Original Loan Agreement, dated March 30, 2000, among the Bank and ACM (incorporated by reference to Exhibit 99.2 in Schedule 13D, File No. 005-58821, filed on April 7, 2000).

99.5         ACM Pledge Agreement, dated March 30, 2000, among the Bank,
             Durango, ACM, and the Administrator (incorporated by reference to Exhibit 99.3 in Schedule 13D, File No. 005-58821, filed on
             April 7, 2000).

99.6 Restructured Loan Agreement, dated February 23, 2005, among ACM and the Bank (incorporated by reference to Exhibit 99.2 in Amendment No. 2 to Schedule 13D, File No. 005-58821, filed on
             April 27, 2005).

99.7 Securities Pledge Agreement, dated February 24, 2005, among ACM, the Trustee, the Bank, the Administrator and the Liquidator
             (incorporated by reference to Exhibit 99.4 in Amendment No. 2 to Schedule 13D, File No. 005-58821, filed on April 27, 2005).

99.8 Trust Agreement, dated February 24, 2005, among the Rincon Family, as settlors and beneficiaries, and the Trustee (incorporated by reference to Exhibit 99.3 in Amendment No. 2 to Schedule 13D, File
             No. 005-58821, filed on April 27, 2005).

99.9 Securities Trading Agreement, dated February 22, 2005, that the Administrator has executed with the Trustee



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: July 19, 2005


          BANCO NACIONAL DE MEXICO, S.A.


          By: /s/ Leonor Cuen Madero
          --------------------------------------
          Name: Leonor Cuen Madero
          Title: Vice President


          GRUPO FINANCIERO BANAMEX, S.A. DE C.V.


          By: /s/ Mayela De Maria Camacho Rojas
          --------------------------------------
          Name: Mayela De Maria Camacho Rojas
          Title: Attorney


          CITICORP (MEXICO) HOLDINGS LLC


          By: /s/ William H. Wolf
          --------------------------------------
          Name: William H. Wolf
          Title: President


          CITICORP


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary


          CITIGROUP HOLDINGS COMPANY


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary